Exhibit 99.1

Solaris Announces Award of Option to Acquire Key Concessions
Hosting Porphyry Copper and Epithermal Gold Potential Adjacent to Warintza

April 30, 2024 – Vancouver, B.C. – Solaris Resources Inc. (TSX: SLS; NYSE: SLSR) (“Solaris” or the “Company”) is pleased to announce that the Ecuadorian state-owned mining company, Empresa Nacional Minera (“ENAMI EP”), has awarded the Company an option to acquire up to a 100% interest in 10 new explorations concessions. These concessions comprise a land package of ~40,000 hectares adjacent to the Warintza Project (“Warintza” or “the Project”) and San Carlos-Panantza porphyry copper-molybdenum deposits within the prolific Zamora belt that hosts Ecuador’s largest copper and gold mines to the south.

Highlights

●	The new concessions are interpreted to host porphyry copper and epithermal gold potential based on analysis of multiple layers of data, including the Company’s comprehensive heliborne magnetic survey, a portion of which is included in Figure 2

●	A number of porphyry copper targets are represented by open-ended annular magnetic highs enclosing magnetic lows and erosional depressions, consistent with outcropping deposits within the Warintza porphyry cluster

●	Structural interpretation supports epithermal gold potential within dilational jogs and pull-apart basins, a common setting for deposits in this belt, with adjacent areas representing similar settings to the Caya epithermal target (refer to press release dated April 23, 2024)

●	Fieldwork is set to begin with two field crews on the ground in May

Figure 1 - Warintza Project and Surrounding Land Package in Ecuador

Note: San Carlos-Panantza, Mirador and Fruta del Norte are independent of Solaris and no inferences can be drawn.

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Figure 2 - Warintza Structural Framework and Target Concepts

Zamora Intrusive Complex

Most of the significant copper and gold deposits in southeastern Ecuador are located within or immediately adjacent to the Zamora Intrusive Complex that forms a belt approximately 300km long, bounded to the north and south by northeast-trending shear zones. In addition to the Company’s Warintza porphyries, major deposits not owned by the Company include the adjacent San Carlos-Panantza porphyries, and to the south, the Mirador porphyries, Fruta del Norte epithermal deposit, and Nambija skarn deposits.

Porphyry Targets

The main cluster of Warintza porphyries lie in a fault-bounded wedge that opens to the east. North-south compression at the time of mineralization resulted in the expulsion of the wedge towards the east, creating local transtensional areas into which porphyries were intruded. The Warintza cluster is enclosed by an open-ended annular magnetic high which corresponds to magnetite accumulation in the outer rim of the cluster, with the porphyries represented by magnetic lows. Warintza South sits outside the main cluster and is represented by a large standalone magnetic low adjacent to a wedge-bounding fault.

A similar structural wedge is interpreted from magnetic, LIDAR and other data on the concessions to the southeast of the Warintza cluster. Magnetic imagery of the concession shows several open-ended annular magnetic highs, like the one that rims the main cluster of Warintza porphyries, with associated topographic depressions formed from preferential weathering of the quartz-sericite mineral alteration zone located in the upper part of the deposits. The largest of these magnetic features has an east-west strike length of nearly 5km and is associated with several hundred meters of topographic relief in the area of the magnetic low.

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Epithermal Targets

The same convergence of tectonic blocks that resulted in the north-south orientated compression and expulsion of fault-bounded wedges noted above is also thought to have formed dilational jogs and pull-apart basins from lateral movement on the wedge-bounding faults. These structures may also have formed conduits for mineralizing hydrothermal fluids to have entered, potentially forming epithermal gold-silver deposits. The fertile faults in the new concessions to the southeast and north of the Warintza concession block highlight the exploration potential of the new areas. The Caya epithermal target is located in an area that would have been subjected to transtension and the ingress of hydrothermal fluids during left-lateral movement on an adjacent regional-scale, NE-trending fault.

Strong Government Support

Mr. Emmanuel Delaune, Manager of ENAMI EP, stated: “For Enami, signing an agreement with Solaris means expressing its vision in terms of transparency, citizen participation, environmental care and social development. As a state-owned company, we have the duty to protect the environment of our projects and Solaris is an example to follow with its Warintza Model, which contributes to the local development of the Shuar community through job creation, skills training, security and protection of rights, and programs in health, education and gender equality. These are the principles which Solaris has earned the necessary credentials to operate in new areas of the country.”

Concession Terms

The award follows a process established by ENAMI EP pursuant to which credentialed bidders submit non-binding proposals for proposed minimum investments on the new concessions. The award is subject to entry into a definitive framework agreement for the concessions, with the terms expected to include: (i) an upfront payment to ENAMI EP of US$0.25 million; (ii) a proposed exploration program of up to US$25 million over the exploration phase; and (iii) the exclusive option to acquire the claims from ENAMI EP at a price to be determined by independent experts. The award to Solaris follows similar awards in Ecuador by ENAMI EP to subsidiaries of Barrick Gold Corporation and Hancock Prospecting Pty Ltd pursuant to which such parties have agreed to invest up to US$148 million in exploration programs according to ENAMI EP.

Technical Information and Quality Control & Quality Assurance

Heliborne magnetic, LIDAR and other layers of data quality were validated by a qualified external professional using data validation procedures under high industry standards. The data has been verified by Jorge Fierro, M.Sc., DIC, PG, using data validation and quality assurance procedures under high industry standards.

Qualified Person

The scientific and technical content of this press release has been reviewed and approved by Jorge Fierro, M.Sc., DIC, PG, Vice President Exploration of Solaris who is a “Qualified Person” as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects. Jorge Fierro is a Registered Professional Geologist through the SME (registered member #4279075). On behalf of the Board of Solaris Resources Inc.

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On behalf of the Board of Solaris Resources Inc.

“Daniel Earle”
President & CEO, Director

For Further Information

Jacqueline Wagenaar, VP Investor Relations
Direct: 416-366-5678 Ext. 203
Email: jwagenaar@solarisresources.com

About Solaris Resources Inc.

Solaris is advancing a portfolio of copper and gold assets in the Americas, which includes a world class copper resource with expansion and discovery potential at its Warintza Project in Ecuador; a series of grass roots exploration projects with discovery potential in Peru and Chile; and significant leverage to increasing copper prices through its 60% interest in the La Verde joint-venture project with a subsidiary of Teck Resources in Mexico.

Cautionary Notes and Forward-looking Statements

This document contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation (collectively “forward-looking statements”). The use of the words “will” and “expected” and similar expressions are intended to identify forward-looking statements. These statements include statements that the new concessions are interpreted to host porphyry copper and epithermal gold potential based on analysis of multiple layers of data, including the Company’s comprehensive heliborne magnetic survey, structural interpretation supports epithermal gold potential within dilational jogs and pull-apart basins with adjacent areas representing similar settings to the Caya epithermal target, fieldwork is set to begin with two field crews on the ground in May, the same convergence of tectonic blocks that resulted in the north-south orientated compression and expulsion of fault-bounded wedges is also thought to have formed dilational jogs and pull-apart basins from lateral movement on the wedge-bounding faults, these structures may also have formed conduits for mineralizing hydrothermal fluids to have entered the pull-apart basins, potentially forming epithermal gold-silver deposits, the award is subject to entry into a definitive framework agreement for the concessions, with the terms expected to include: (i) an upfront payment to ENAMI EP of US$0.25 million; (ii) a proposed exploration program of up to US$25 million over the exploration phase; and (iii) the exclusive option to acquire the claims from ENAMI EP at a price to be determined by independent experts. Although Solaris believes that the expectations reflected in such forward-looking statements and/or information are reasonable, readers are cautioned that actual results may vary from the forward-looking statements. The Company has based these forward-looking statements and information on the Company’s current expectations and assumptions about future events including entry into a definitive framework agreement for the concessions as well as community agreements to allow for initial field work to begin in May. These statements also involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements, including the risks, uncertainties and other factors identified in the Solaris Management’s Discussion and Analysis, for the year ended December 31, 2023 available at www.sedarplus.ca. Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and Solaris does not undertake any obligation to publicly update or revise any of these forward-looking statements except as may be required by applicable securities laws.

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